SUMMARY OF TERMS

     The following are answers to some of the questions that you may have about the offer to employees of Siebel Systems, Inc. and its subsidiaries to exchange outstanding options, whether or not vested, with exercise prices equal to or greater than $40.00 per share (the “Eligible Options”) granted under its equity incentive and stock option plans (the “Offer”). We urge you to read carefully the remainder of this Information Statement and the accompanying documents because the information in this summary is not complete. We have included references to the relevant sections of the Information Statement where you can find a more complete description of the topics in this summary.

Who can participate in the Offer?

         “Eligible Participants” are employees of Siebel Systems and its subsidiaries as of August 29, 2002 who continue to be employees through September 30, 2002, or a later date if the Offer is extended (the “Offer Termination Date”). If you are currently on a “personal” leave of absence and return to active status before the date the Offer terminates, you are eligible to participate in the Offer. If you are currently on medical, maternity, worker’s compensation, military or other statutorily protected leave of absence, you are also eligible to participate in the Offer. However, if you are on a leave of absence for any other reason or if you resign or receive a notice of termination at any time before the Offer terminates, you are not eligible to participate in the Offer. In addition, members of our Board of Directors, including officers who are directors (i.e., Thomas M. Siebel and Patricia A. House), are not eligible to participate in the Offer. See Section 1 of the Information Statement.

How do I know if I have received a “notice of termination”?

     For purposes of the Offer, you have received a “notice of termination” if, at any time before the Offer Termination Date, you have (i) received a written notice that Siebel Systems or one of its subsidiaries intends to take the necessary steps to end your employment relationship or (ii) in accordance with local laws, received an offer, filed or have agreed in writing to file a petition in labor court or have entered into an agreement, in each case to end your employment relationship with Siebel Systems or one of its subsidiaries.

If I am on a “personal” leave of absence and I return to work as an active employee before the Offer Termination Date, will I be eligible to participate in the Offer?

         Yes. If you are on a “personal” leave of absence and you return to work as an active employee before the Offer Termination Date, you will be deemed an Eligible Participant and may participate in the Offer.

What options are Siebel Systems offering to exchange?

     We are offering to exchange vested and unvested stock options held by Eligible Participants that are currently outstanding under our equity incentive and stock option plans and that have exercise prices equal to or greater than $40.00 per share. You can elect to exchange any of your Eligible Options if you are an Eligible Participant, and if otherwise permissible by applicable law. Partial tenders of Eligible Options in increments of 1,000 shares will be allowed, as further described in Section 1 of the Information Statement.

Why is Siebel Systems making the Offer?

     A cornerstone of our success has been the motivation of our employees through appropriate levels of cash and equity compensation. Many of our employees’ outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Common Stock. We believe that these options may be unlikely to be exercised in the near future and have resulted in a lack of proper incentives for our employees. By making this Offer, we believe we will be able to improve

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employee morale by realigning our compensation programs to more closely reflect the current market and economic conditions. See Section 2 of the Information Statement.

What consideration will I receive in exchange for the cancellation of an Eligible Option?

     For each Eligible Participant who elects to participate in this Offer pursuant to the terms described in this Information Statement, we will issue consideration having a value equal to the number of shares underlying each Eligible Option tendered for exchange multiplied by $1.85 (the “Consideration”). Any applicable withholding taxes or charges will be withheld from the Consideration and paid by us to the applicable tax authority, as permitted or required by law.

     If the aggregate Consideration (prior to any applicable withholding taxes or charges) of all Eligible Options you elect to tender is $5,000 or less, then the Consideration, less applicable withholdings, will be paid in cash (the “Cash Consideration”) as soon as practicable after October 1, 2002 or a later date if the Offer is extended (the “Issuance Date”).

     If the aggregate Consideration (prior to any applicable withholding taxes or charges) of all Eligible Options you elect to tender is greater than $5,000, then the Consideration, less applicable withholdings, will be paid in shares of our Common Stock (the “Issued Common Stock”). Shares of Issued Common Stock having a value on the Offer Termination Date (based on the closing price of our Common Stock as reported on the Nasdaq National Market) of fifty percent (50%) of the aggregate Consideration (prior to any applicable withholding taxes or charges) will be subject to a holding period that restricts the sale of the Issued Common Stock, as further described in Section 3 of the Information Statement. The remaining shares of Issued Common Stock will not be subject to a holding restriction. See Section 3 of the Information Statement.

How did Siebel Systems determine the amount of Consideration to be paid in exchange for the cancellation of each share of Common Stock underlying an Eligible Option?

     We used the Black-Scholes option-pricing model to determine the fair value of the Eligible Options. The Black-Scholes option-pricing model relies on various assumptions, including the expected remaining term of the options, the volatility of our Common Stock, the risk-free rate of interest, expected dividends, the option exercise price and the price of our Common Stock as of the date we commence the Offer. The amount of Consideration that we are offering per share of Common Stock underlying an Eligible Option is intended to be at least the fair value of the Eligible Option, as determined by the Black-Scholes option-pricing model using our current estimates of these assumptions.

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What price will be used to determine the number of Issued Common Stock I will receive in exchange for my Eligible Options?

     We will use the closing price of our Common Stock as reported on the Nasdaq National Market on the Offer Termination Date to calculate the number of shares of Issued Common Stock that will be issued in exchange for the cancellation of Eligible Options. If this calculation would result in the issuance of fractional shares of Common Stock, the number of shares of Issued Common Stock will be rounded up to the nearest whole number of shares. See Sections 3 and 8 of the Information Statement.

How and when will I receive my Issued Common Stock or Cash Consideration?

     As soon as practicable after the Issuance Date, we expect to deliver the Issued Common Stock to Salomon Smith Barney, the “captive broker” for our employee stock option and purchase plans (the “Designated Broker”), who will deposit them into your account with the Designated Broker. If you do not have an account with the Designated Broker, we will establish one for you prior to the Issuance Date. The Designated Broker will hold your shares of Issued Common Stock in your account and release them for sale as the applicable holding period expires.

     We expect to deliver the Cash Consideration (to Eligible Participants who tender Eligible Options with an aggregate Consideration of $5,000 or less) as soon as practicable after the Issuance Date. We anticipate that payment of the Cash Consideration will be processed through our payroll system.

May I request to have my Issued Common Stock delivered to a broker other than the Designated Broker?

     For administrative reasons, your Issued Common Stock can only be delivered directly to the Designated Broker.

Are there conditions to the Offer?

     The Offer is subject to a number of conditions, which are described in Section 7 of the Information Statement. If any of these conditions exist, we may decide to reject the Eligible Options that you elect to exchange, or we may terminate or amend the Offer, or postpone our acceptance of any Eligible Option that you elect to exchange. A summary of these conditions is as follows:

•	if we are required to extend the Offer Termination Date beyond September 30, 2002;

•	if regulatory or legal actions threaten the validity or existence of, or our ability to complete, the Offer, or materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the Offer;

•	if regulatory or legal actions or interpretations would cause the Offer to have adverse accounting consequences to us;

•	if trading in the U.S. securities markets is suspended;

•	if a third party commences a merger with or acquisition of Siebel Systems; or

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•	if we believe that a material change or changes in our business, condition (financial or other), assets, income, operations, prospects or stock ownership has occurred.

What happens if I am an Eligible Participant on August 29, 2002 but am not an Eligible Participant on the Offer Termination Date?

     If you elect to tender one or more of your Eligible Options and prior to the Offer Termination Date: (a) you resign or your employment or service with Siebel Systems or one of its subsidiaries terminates, (b) you receive notice of such termination or (c) you begin a leave of absence (for a reason other than medical, maternity, worker’s compensation, military or other statutorily protected reasons), then none of your Eligible Options will be exchanged and your Eligible Options will continue on their current terms. Participation in the Offer does not confer upon you the right to remain employed by Siebel Systems or its subsidiaries.

If I am an Eligible Participant employed outside of the United States who holds Eligible Options under Siebel Systems’ equity incentive and stock option plans, am I subject to the same terms as described in this Offer?

     If you are an Eligible Participant employed outside of the United States who holds Eligible Options, you are subject to the terms of this Offer as described herein. International employees should also refer to Appendix A to the Information Statement entitled “Guide to International Issues” for a discussion of the tax and other consequences of accepting or rejecting the Offer under the law of the country in which you are employed. If the laws of your jurisdiction do not allow tax withholdings by an employer as discussed in Section 12 of and Appendix A to the Information Statement, you will be required to pay your taxes.

Will I be eligible to receive future option grants if I exchange my Eligible Options?

     Regardless of whether you exchange one or more of your Eligible Options, you may be eligible to receive future option grants in accordance with our standard policies, although we currently have no plans to do so. Acceptance of the Offer will not entitle you to receive any future option grants. There may be potentially adverse accounting consequences if we issue additional options to employees who participate in the Offer within six months of the Issuance Date. We will not grant any options to Eligible Participants prior to the Offer Termination Date.

What will be the terms and conditions of the Issued Common Stock?

     The terms and conditions of the Issued Common Stock will be substantially the same as our Common Stock. The shares of Issued Common Stock having a value on the Offer Termination Date (based on the closing price of our Common Stock as reported on the Nasdaq National Market) of fifty percent (50%) of the aggregate Consideration (prior to any applicable withholding taxes or charges) will be subject to the following holding restrictions, as further described in Section 3 of the Information Statement:

•	If you hold Eligible Options for fewer than 200,000 shares, then the shares subject to the holding restriction will be released in equal annual installments over two years.

•	If you hold Eligible Options for at least 200,000 shares, but fewer than 400,000 shares, then the shares subject to the holding restriction will be released in equal annual installments over three years.

•	If you hold Eligible Options for at least 400,000 shares, then the shares subject to the holding restriction will be released in equal annual installments over four years.

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During this holding period, each holder of Issued Common Stock that is subject to the holding restrictions will not be able to sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of Issued Common Stock. The remaining Issued Common Stock will not be subject to the holding restriction. However, your must comply with applicable securities laws and our securities trading policies when you sell any shares of Issued Common Stock. See Section 3 of the Information Statement.

Will the Issued Common Stock be subject to vesting?

     No. The Issued Common Stock will be fully vested when issued.

If, for any reason, I am no longer employed by Siebel Systems after the Offer Termination Date but before the applicable holding period expires, am I entitled to keep my shares of Issued Common Stock?

     Yes. The shares of Issued Common Stock will be fully vested when issued, and therefore your continued ownership of such shares is not tied to your continued employment with Siebel Systems.

Why doesn’t Siebel Systems “reprice” my Eligible Options?

     A “repricing” of existing options could lead to adverse accounting consequences for the repriced options, including a requirement that we take a charge to earnings for compensation expense over the life of the options. This compensation expense could vary over time if our stock price fluctuates and could lower our earnings per share and adversely impact the price of our Common Stock on an ongoing basis.

Why doesn’t Siebel Systems just grant me additional options?

     Because of the large number of options currently outstanding that have exercise prices significantly above our recent market price, a grant of additional options to replace these “underwater” options would dilute our existing stockholders’ investment in Siebel Systems by increasing the number of outstanding shares and decreasing earnings per share of our Common Stock on a fully diluted basis.

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If I have Incentive Stock Options that are Eligible Options, what happens if I elect not to exchange them in this Offer?

     You will not be subject to U.S. Federal Income Tax as a result of your election not to exchange your Eligible Options. We do not believe that the Offer to you will change any of the terms of your Eligible Options if you do not accept the Offer. However, the IRS may characterize the Offer to you as a “modification” of those Eligible Options that are incentive stock options, even if you decline the Offer. A successful assertion by the IRS that such options have been modified could extend the options’ holding period to qualify for favorable tax treatment and cause a portion of such options to be treated as nonqualified stock options.

     If you choose not to exchange your Eligible Options and you have been granted incentive stock options, we recommend that you consult with your tax advisor to determine the tax consequences of the exercise of those options and the sale of the Common Stock that you will receive upon exercise.

If I elect to exchange Eligible Options, will my election affect other components of my compensation?

     Your decision to accept or reject the Offer will not affect your future compensation in any way. Your acceptance or rejection of the Offer also will not affect your ability to receive stock or option grants in the future, other than the Issued Common Stock, although we currently have no plans to issue additional options to existing employees.

If I elect to exchange Eligible Options, do I have to exchange all of my Eligible Options or can I just exchange some of them?

     If you hold more than one Eligible Option, you may tender as many or as few Eligible Options as you wish. If you elect to exchange an Eligible Option, you can tender all or a portion of the outstanding shares under that Eligible Option. For each Eligible Option that you partially tender, you must tender in increments of 1,000 shares. The number of shares tendered will first be taken from any vested portion of the Eligible Option and then from the unvested portion of the Eligible Option in the order that the shares would have vested (i.e., the untendered options shall be those options at the back of the vesting schedule). Once any Eligible Options you tender are cancelled, you will have no rights to these cancelled Eligible Options. Any Eligible Option you do not tender will not be exchanged and will continue on its current terms.

     As an example, assume that an Eligible Participant has four (4) option grants to purchase a total of 10,000 shares of our Common Stock. The first option grant is for the purchase of 2,500 shares at an exercise price of $16.00 per share. The second option grant is for the purchase of 2,500 shares at an exercise price of $46.00 per share. The third option grant is for the purchase of 2,500 shares at an exercise price of $40.50 per share. The fourth option grant is for the purchase of 2,500 shares at an exercise price of $39.87 per share. Under the terms of this Offer, only the second and third option grants are Eligible Options, as they are the only ones with exercise prices equal to or greater than $40.00 per share. If the employee elects to participate in this Offer, the employee may elect to exchange either of these grants, or both grants. For each of the grants exchanged, the employee may tender all or a portion of the outstanding shares under that Eligible Option, in

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increments of 1,000 shares. If any of these option grants had been partially exercised, the employee may tender the remaining unexercised shares subject to that grant in total or in increments of 1,000 shares.

If I elect to tender a portion of the outstanding shares under an Eligible Option, then will the number of shares I tender be taken out of my vested or unvested portion of the Eligible Option?

     The number of shares tendered will be taken first from any vested portion of the Eligible Option and then from the unvested portion of the Eligible Option in the order that the shares would have vested (i.e., the untendered options shall be those options at the back of the vesting schedule). If you are vested in fewer shares than you elect to tender under an Eligible Option, you will only have unvested shares remaining under Eligible Option, which will vest in accordance with their original schedule.

Will I have to pay taxes if I exchange my Eligible Options in the Offer?

     If you accept the Offer, in most jurisdictions you will recognize income on the Consideration (whether or not you receive Cash Consideration or Issued Common Stock) for income tax purposes as of the Issuance Date, as further described in Section 12 and Appendix A to the Information Statement.

     Any applicable withholding taxes or charges on the Consideration will be withheld from the Consideration and paid to the appropriate tax authority, as permitted or required by law. For U.S. employees, the issuance of the Consideration will be treated as ordinary income and we will be required to withhold certain income and payroll taxes. As a result, we will withhold the supplemental rate applicable to your Eligible Options, which is available under “Tax Information” in Stock Planner on mySiebel. For international employees, the tax withholdings, if required or allowed, will depend on the statutory tax rate in your jurisdiction. If the laws of your jurisdiction do not allow tax withholdings by an employer, you will be required to pay your taxes on the Consideration. See Section 3 of the Information Statement.

     Depending on your personal tax situation, you may owe taxes on the Consideration above and beyond the amounts withheld. Any failure to timely remit the proper amount of taxes may result in tax penalties, which will be your responsibility to pay.

     BEFORE ACCEPTING THE OFFER, WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX AND SOCIAL CONTRIBUTION CONSEQUENCES OF ELECTING TO PARTICIPATE IN THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK, INCLUDING BUT NOT LIMITED TO A DETERMINATION OF WHETHER TAXES IN ADDITION TO THE AMOUNTS WITHHELD FROM THE CONSIDERATION, IF ANY, WILL BE DUE AS A RESULT OF ELECTING TO PARTICIPATE IN THE OFFER.

When does the Offer expire? Can the Offer be extended, and if so, how will I know if it is extended?

     The Offer expires on September 30, 2002, at midnight, Pacific Time, unless we extend it.

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     Although we do not currently intend to do so, we may, in our discretion or as required, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than midnight, Pacific Time, on September 30, 2002. See Section 1 of the Information Statement.

What do I need to do to exchange my Eligible Options?

     Whether or not you accept the Offer, you must make your election by following the directions set forth in Section 4 of the Information Statement and deliver your signed Election Forms (one for each Eligible Option you elect or decline to exchange) to the Stock Administration Group at Siebel Systems before the Offer Termination Date. Election Forms must be sent via facsimile to (650) 477-4020.

     Election Forms must be received before midnight, Pacific Time, on September 30, 2002 (or a later expiration date if Siebel Systems extends the Offer). Election Forms not received by Siebel Systems by the Offer Termination Date, even if sent by the Offer Termination Date, will be disregarded. Please allow time for delivery when sending your Election Forms.

     If you elect to participate in the Offer, you must have an account with the Designated Broker, as we will deposit the shares of Issued Common Stock directly into that account. If you do not currently have an account with the Designated Broker, we will set one up for you prior to the Issuance Date. This account must remain open through the release of your applicable holding period. Please note, however, that there is currently no cost to you in maintaining an account with the Designated Broker, although this may change and there may be costs associated with effecting transactions out of that account.

     YOU SHOULD REVIEW THE INFORMATION STATEMENT, THE ELECTION FORMS AND ALL OF THE RELATED ATTACHMENTS BEFORE MAKING YOUR ELECTION.

During what period of time may I change my previous election?

     You may change your previous election at any time before midnight, Pacific Time, on September 30, 2002. If we extend the Offer beyond that time, you may change your previous election at any time until the extended Offer Termination Date. To change your election, please follow the directions set forth in Section 5 of the Information Statement.

     Notice of Change in Election Forms must be received before midnight, Pacific Time, on September 30, 2002 (or a later expiration date if Siebel Systems extends the Offer). Notice of Change in Election Forms not received by Siebel Systems by the Offer Termination Date, even if sent by the Offer Termination Date, will be disregarded. Please allow time for delivery when sending your Notice of Change in Election Forms. If you change your election from reject to accept you will also be required to fill out and deliver a new Election Form. You may change your election more than once. See Section 5 of the Information Statement.

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What happens to my Eligible Options if I do not accept the Offer?

     If you do not accept the Offer, you will keep all your current options and you will not receive any Consideration. No changes will be made to your current options.

Under what circumstances would Siebel Systems not accept my Eligible Options?

     We currently expect that we will accept promptly after the Offer Termination Date all Eligible Options that are properly submitted and received for exchange and for which the election has not been validly withdrawn. We may, however, reject any or all Election Forms, Notice of Change in Election Forms or exchanged options to the extent that we determine they were not properly executed or delivered, to the extent that we determine it is unlawful to accept the Eligible Options elected for exchange, or if certain conditions exist which in our reasonable judgment makes it inadvisable to proceed with the Offer. See Sections 6 and 7 of the Information Statement.

Whom should I contact if I have questions about the Offer?

     You should direct questions about this Offer, requests for assistance in completing the related documentation and requests for additional copies of the Information Statement or related documents by sending an email to exchangeoffer@siebel.com.

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